Amendment to the Company’s Bylaws
relating to the Permitted Size Range for the Company’s Board of Directors

AMENDMENT TO THE
BYLAWS
OF
MOVE, INC.
BY RESOLUTION OF THE BOARD OF DIRECTORS OF MOVE, INC.

     RESOLVED: that the Board of Directors of Move, Inc. (the “Company”) hereby approves an amendment to the Bylaws of the Company whereby Section 2.1 of the Bylaws of the Company is deleted and replaced in its entirety with the following:

Section 2.1: Number; Qualifications. The Board of Directors shall consist of one or more members. The number of directors shall be fixed from time to time by resolution of the Board of Directors; provided, however, that the number of directors shall not be increased above ten (10) directors nor decreased below six (6) directors without stockholder approval. No decrease in the authorized number of directors constituting the Board of Directors shall shorten the term of any incumbent director. Directors need not be stockholders of the Corporation.

Effective June 15, 2011

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